Exhibit 21.1
Subsidiaries of Warby Parker Inc.
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) have been omitted.

Name	State or Other Jurisdiction of Incorporation or Organization
WPCA Holdings, Inc.	Canada